

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 4, 2012

<u>Via E-Mail</u>
Randall Lanham
Chief Executive Officer
ECO Ventures Group, Inc.
7432 State Road 50, Suite 101
Groveland, Florida 34736

> **Re:** **ECO Ventures Group, Inc.**
> **Amendment No. 1 to Form 10-K**
> **Filed April 5, 2012**
> **Amendment No. 2 to Form 8-K**
> **Filed January 18, 2012**
> **File No. 000-52445**

Dear Mr. Lanham:

We issued comments to you on the above captioned filings on April 18, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by June 18, 2012 addressing these outstanding comments.

If you do not respond to the outstanding comments by June 18, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Melinda Hooker, Staff Accountant at (202) 551-3732, or, in her absence, Patricia Armelin, Senior Accountant at (202) 551-3747. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on engineering matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief